EnCana closes acquisition of Leor Energy’s interests
in Deep Bossier gas fields
CALGARY, Alberta, (November 20, 2007) — A subsidiary of EnCana Corporation (TSX & NYSE: ECA) has closed its previously-announced acquisition of all of the Deep Bossier natural gas and land interests of privately-owned Leor Energy in Texas for approximately US$2.55 billion.
EnCana Corporation
With an enterprise value of approximately US$60 billion, EnCana is a leading North American unconventional natural gas and integrated oilsands company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Communications
Paul Gagne Vice-President, Investor Relations (403) 645-4737	Alan Boras Manager, Media Relations (403) 645-4747
Ryder McRitchie Manager, Investor Relations (403) 645-2007
Susan Grey Manager, Investor Relations (403) 645-4751

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